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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      to
                                SCHEDULE 14D-1
                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                      and

                                AMENDMENT NO. 3
                                      to
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       VERTEX COMMUNICATIONS CORPORATION
                           (Name of Subject Company)

                        SIGNAL ACQUISITION CORPORATION
                      TRIPOINT GLOBAL COMMUNICATIONS INC.
                                TBG HOLDINGS NV
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                  925320-10-3
                     (CUSIP Number of Class of Securities)

                              STEPHEN GREEN, ESQ.
                      TRIPOINT GLOBAL COMMUNICATIONS INC.
                         565 FIFTH AVENUE, 17TH FLOOR
                              NEW YORK, NY 10017
                                (212) 850-8500
           (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of the Bidders)

                                  Copies to:
                              FAIZA J. SAEED, ESQ
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                              NEW YORK, NY 10019
                           TELEPHONE: (212) 474-1454


                               December 16, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)


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


          This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1, as amended by Amendment No. 1 thereto, and Statement on Schedule 13D, as amended by Amendments No. 1 and 2 thereto, originally filed with the Securities and Exchange Commission on November 18, 1999 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), filed by Signal Acquisition Corporation, a Texas corporation (the "Purchaser") and a wholly owned subsidiary of TriPoint Global Communications Inc., a Delaware corporation ("Parent"), which is an 80% indirect subsidiary of TBG Holdings NV, a Netherlands Antilles corporation ("TBG Holdings"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Vertex Communications Corporation, a Texas corporation (the "Company"), at $22 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Items 10(b) and 10(c) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          On December 16, 1999, Parent and the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

          (a)(10) Text of Press Release dated December 16, 1999, issued by Parent and the Company.


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


                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 1999


                                   SIGNAL ACQUISITION CORPORATION,


                                   By: /s/ Jack Haegele
                                       ---------------------------------
                                       Name:  Jack Haegele
                                       Title: Chief Executive Officer


                                   TRIPOINT GLOBAL COMMUNICATIONS INC.,


                                   By: /s/ Jack Haegele
                                       ---------------------------------
                                       Name:  Jack Haegele
                                       Title: Chief Executive Officer


                                   TBG HOLDINGS NV,


                                   By: /s/ Peter H. Frank
                                       ---------------------------------
                                       Name:  Peter H. Frank
                                       Title: Senior Vice President
                                              and Corporate Secretary


                                   By: /s/ Michael von Staudt
                                       ---------------------------------
                                       Name:  Michael von Staudt
                                       Title: Executive Vice President


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


                                 EXHIBIT INDEX


Exhibit
Number                        Exhibit Name                            Page No.

*(a)(1)          Offer to Purchase.
*(a)(2)          Letter of Transmittal.
*(a)(3)          Notice Of Guaranteed Delivery.
*(a)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.
*(a)(5)          Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.
*(a)(6)          Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
*(a)(7)          Text of Press Release dated November 12, 1999, issued
                 by Parent and the Company.
*(a)(8)          Summary Advertisement.
*(a)(9)          Text of Press Release dated December 1, 1999, issued by
                 Parent and the Company.
 (a)(10)         Text of Press Release dated December 16, 1999, issued
                 by Parent and the Company.
*(b)             Credit Facility dated June 25, 1998, among Parent
                 (under its former name, Prodelin Holding
                 Corporation), certain of its subsidiaries, First
                 Union National Bank and certain other financial institutions.
*(c)(1)          Agreement and Plan of Merger dated as of November 11,
                 1999, among the Purchaser, Parent and the Company.
*(c)(2)          Company Shareholder Agreement dated as of November
                 11, 1999, among the Purchaser, Parent and certain shareholders of the Company.
*(c)(3)          Confidentiality Agreement dated September 28, 1999,
                 between Parent and the Company.
(d)              None.
(e)              Not applicable.
(f)              None.


--------------------
*Previously filed.

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


                                                               EXHIBIT (a)(10)
                                                         FOR IMMEDIATE RELEASE


                      TriPoint Global Communications Inc.
                     and Vertex Communications Corporation
                      Announce Extension of Tender Offer
                              to January 14, 2000



          Gastonia, NC, and Kilgore, TX (December 16, 1999)--As previously announced, TriPoint Global Communications Inc. has received a request for additional information and documents from the Antitrust Division of the Department of Justice relating to its tender offer for all outstanding shares of Vertex Communications Corporation (NYSE--VTX) at $22 per share. In addition, Vertex received a civil investigative demand from the Antitrust Division seeking similar information and documents. TriPoint and Vertex are cooperating fully with the Antitrust Division in responding to these requests. The second request has the effect of extending the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act until 10 calendar days after compliance with the request. Because the waiting period has not expired and will not expire today, the scheduled expiration date of the offer, TriPoint and Vertex have agreed to extend the offer until 5:00 p.m., New York City time, on January 14, 2000.

          TriPoint has been informed that the Committee on Foreign Investment in the United States ("CFIUS") has completed its review process and determined that there are no issues of national security sufficient to warrant an investigation under the Exon-Florio Act.

          The depositary for the tender offer, First Union National Bank, has advised TriPoint that 4,978,232 Vertex shares had been tendered and not withdrawn as of the close of business on Thursday, December 16, 1999.


For more information call:
E. Scott Wood
TriPoint Global Communications Inc.
at 770/689-2059

J. Rex Vardeman, President and Chief Executive Officer or
James D. Carter, Chief Financial Officer
Vertex Communications Corporation
at 903/984-0555

Vertex Communications Corporation
2600 N. Longview Street
Kilgore, Texas 75662-6842
903/984-0555

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